Exhibit 99.1

Disclosure about Oil and Gas Producing Activities—Accounting Standards Codification 932, “Extractive Activities—Oil and Gas” (unaudited)

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities—Oil and Gas”. In December 2009, Husky adopted revised oil and gas reserve estimation and disclosure requirements that conformed the definition of proved reserves to the SEC Modernization of Oil and Gas Reporting rules, issued by the SEC in 2008. An accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economic to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technologies to estimate proved oil, natural gas, and natural gas liquids (NGL) reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.

The unaudited supplemental information on oil and gas exploration and production activities for 2013, 2012, and 2011 has been presented in accordance with the revised reserve estimation and disclosure rules, which were not applied retrospectively.

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2013, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities (1) (unaudited)

	Year Ended December 31, 2013
($ millions)	Canada	International	Total
Revenues, net of Royalties	5,937	220	6,157
Production and Operating Expenses	1,914	31	1,945
Depreciation, Depletion, Amortization & Impairment	2,481	19	2,500
Exploration & Evaluation Expenses	235	13	248

Earnings Before Taxes	1,307	157	1,464
Income Taxes	379	46	425

Results of Operations	928	111	1,039

	Year Ended December 31, 2012
($ millions)	Canada	International	Total
Revenues, net of Royalties	5,367	264	5,631
Production Expenses	1,798	31	1,829
Depreciation, Depletion, Amortization & Impairment	2,093	11	2,104
Exploration & Evaluation Expenses	305	45	350
Earnings before Taxes	1,170	177	1,347
Income Tax Expense	339	51	391

Results of Operations	831	126	956

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

($ millions)	Canada	International	Total
2013
Property Acquisition
Proved	37	—	37
Unproved	1	—	1
Exploration	554	21	575
Development	3,018	633	3,651

Total Costs Incurred	3,610	654	4,264

2012
Property Acquisition
Proved	6	—	6
Unproved	15	—	15
Exploration (1)	338	25	363
Development (2)	4,075	834	4,909

Total Costs Incurred	4,434	859	5,293

2011
Property Acquisition
Proved	792	—	792
Unproved	82	—	82
Exploration	457	266	723
Development	2,389	546	2,935

Total Costs Incurred	3,720	812	4,532

(1)	Total international exploration costs of $25 million pertain entirely to Indonesia.
(2)	Total international development costs of $834 million pertain to the following countries: China—$833 million and Indonesia—$1 million.

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells and (ii) facilities to extract, treat, gather and store oil and gas.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2013, by the year in which the costs were incurred:

Withheld Costs (unaudited)

($ millions)	Total	2013	2012	2011	Prior to 2010
Property Acquisitions
Canada	167	11	12	144	—
International	—	—	—	—	—

Total Property Acquisitions	167	11	12	144	—

Exploration
Canada	282	—	282	—	—
International	813	538	17	235	23

Total Exploration	1,095	538	299	235	23

Development
Canada	3,469	658	662	2,053	96
International	2,585	524	939	539	583

Total Development	6,054	1,182	1,601	2,592	679

Capitalized Interest
Canada	206	95	55	24	32
International	430	171	118	62	79

Total Capitalized Interest	636	266	173	86	111

Total Withheld Costs	7,952	1,997	2,085	3,057	813

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

($ millions)	Canada	International	Total
2013
Proved Properties (1)	39,786	3,475	43,261
Unproved Properties	855	343	1,198

	40,641	3,818	44,459
Accumulated DD&A	(20,129)	(353)	(20,482)

Net Capitalized Costs	20,512	3,465	23,977

2012
Proved Properties (1)	36,362	2,464	38,826
Unproved Properties	496	314	810

	36,858	2,778	39,636
Accumulated DD&A	(17,629)	(318)	(17,947)

Net Capitalized Costs	19,229	2,460	21,689

2011
Proved Properties (1)	32,101	1,539	33,640
Unproved Properties	421	325	746

	32,522	1,864	34,386
Accumulated DD&A	(15,586)	(312)	(15,898)

Net Capitalized Costs	16,936	1,552	18,488

(1)	Capitalized costs related to proved properties include the ARO. The ARO for the years presented were as follows:

($ millions)	Canada	International	Total
2013	2,391	161	2,552
2012	2,363	129	2,492
2011	1,369	20	1,389

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, NGL and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore East Coast of Canada. Husky’s international proved reserves are located in China, Indonesia and Libya.

	Canada			International			Total
Reserves	Crude Oil (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Crude Oil (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Crude Oil (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Total Company (mmboe)
Net Proved Reserves (1) (2) (3) (4)
End of Year 2010	540	42	1,587	6	5	147	546	47	1,734	882

Revisions	(1)	—	34	(1)	—	(10)	(2)	—	24	2
Purchases	21	16	342	—	—	—	21	16	342	94
Sales	(2)	—	(2)	—	(1)	(29)	(2)	(1)	(31)	(8)
Improved Recovery	13	—	1	—	—	—	13	—	1	13
Discoveries and Extensions	84	3	75	—	—	—	84	3	75	99
Production	(63)	(2)	(213)	(2)	—	—	(65)	(2)	(213)	(102)

End of Year 2011	592	59	1,824	3	4	108	595	63	1,932	980

Revisions	29	(4)	(357)	4	(1)	—	33	(5)	(357)	(30)
Purchases	—	—	—	—	—	—	—	—	—	—
Sales	(1)	—	—	—	—	—	(1)	—	—	(1)
Improved Recovery	16	—	—	—	—	—	16	—	—	16
Discoveries and Extensions	29	6	140	1	7	271	30	13	411	111
Production	(63)	(3)	(190)	(2)	—	—	(65)	(3)	(190)	(100)

End of Year 2012	602	58	1,417	6	10	379	608	68	1,796	976

Revisions	20	(2)	144	3	1	3	23	(1)	147	80
Purchases	1	—	1	—	—	—	1	—	1	1
Sales	—	—	(3)	—	—	—	—	—	(3)	(1)
Improved Recovery	7	—	—	—	—	—	7	—	—	7
Discoveries and Extensions	75	5	228	0	1	21	75	6	249	89
Production	(67)	(3)	(174)	(2)	—	—	(69)	(3)	(174)	(101)

End of Year 2013	638	58	1,613	7	12	403	645	70	2,016	1,051

Net Proved Developed Reserves (1)(2)(3)(4)
End of Year 2010	301	34	1,327	6	—	—	307	34	1,327	562
End of Year 2011	320	50	1,567	3	—	—	323	50	1,567	635
End of Year 2012	331	50	1,191	6	—	—	337	50	1,191	585
End of Year 2013	332	51	1,247	7	7	275	339	58	1,522	651

Net Proved Undeveloped Reserves (1)(2)(3)(4)
End of Year 2010	239	8	260	—	5	147	239	13	407	320
End of Year 2011	272	9	257	—	4	108	272	13	365	345
End of Year 2012	271	8	226	—	10	379	271	18	605	391
End of Year 2013	306	7	366	—	5	128	306	12	494	400

(1)	Net reserves are the Company’s lesser royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.
(2)	Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.
(3)	Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.
(4)	Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The Company’s reserve replacement ratio(1) for the last three years was as follows:

Net Proved Oil and Gas Reserves	2013	2012	2011
Excluding Acquisition & Divestiture	174%	96%	112%
Including Acquisition & Divestiture	174%	96%	196%

(1)	Reserve replacement ratio is calculated as net reserve additions during the period divided by total production during the period. Net reserve additions include: revisions, purchases, sales, improved recovery, and discoveries and extensions.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities—Oil and Gas” and is based on crude oil and natural gas reserve and production volumes estimated by the Company’s reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2013 was based on the NYMEX 2013 average natural gas cash market price of U.S. $3.67/mmbtu (2012 average—U.S. $2.78/mmbtu; 2011 average—U.S. $4.15/mmbtu) and on crude oil prices computed with reference to the 2013 average WTI spot price of U.S. $97.48/bbl (2012 average—U.S. $95.38/bbl; 2011 average—U.S. $95.95/bbl).

Standardized Measure (unaudited) ($ millions)	Canada (1)			International (1)			Total (1)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Future Cash Inflows	47,890	43,058	50,824	6,331	5,850	1,510	54,221	48,908	52,334
Future Production Costs	18,443	15,803	18,342	1,261	1,099	503	19,704	16,902	18,845
Future Development Costs	11,150	8,138	7,932	656	1,293	161	11,806	9,431	8,093
Future Income Taxes	4,682	4,724	6,286	755	670	282	5,437	5,394	6,568

Future Net Cash Flows	13,615	14,393	18,264	3,659	2,788	564	17,274	17,181	18,828
Annual 10% Discount Factor	5,119	5,747	8,217	660	724	199	5,779	6,471	8,416

Standardized Measure of Discounted Future Net Cash Flows	8,496	8,646	10,047	2,999	2,064	365	11,495	10,710	10,412

(1)	The schedules above are calculated using year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2011, 2012 and 2013. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas

Reserves (unaudited)

	Canada (1)			International (1)			Total (1)
($ millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Present Value at January 1	8,646	10,047	7,791	2,064	365	354	10,710	10,412	8,145
Sales and Transfers, net of Production Costs	(3,980)	(3,538)	(4,239)	(189)	(235)	(216)	(4,169)	(3,773)	(4,455)
Net Change in Sales and Transfer Prices, net of Development and Production Costs	975	(1,353)	3,281	(87)	(15)	266	888	(1,368)	3,547
Development Cost Incurred that Reduced Future Development Costs	3,380	3,093	2,500	650	733	7	4,030	3,826	2,507
Changes in Estimated Future Development Costs	(3,941)	(2,234)	(1,921)	47	(1,551)	26	(3,894)	(3,785)	(1,895)
Extensions, Discoveries and Improved Recovery, net of Related Costs	1,281	937	1,601	203	2,774	10	1,484	3,711	1,611
Revisions of Quantity Estimates	1,169	(460)	156	237	426	(47)	1,406	(34)	109
Accretion of Discount	939	1,194	908	262	(101)	55	1,201	1,093	963
Sale of Reserves in Place	(6)	(12)	(28)	—	—	(59)	(6)	(12)	(87)
Purchase of Reserves in Place	25	9	1,096	—	—	—	25	9	1,096
Changes in Timing of Future Net Cash Flows and Other	158	320	(358)	(107)	(4)	(20)	51	316	(378)
Net Change in Income Taxes	(150)	643	(740)	(81)	(328)	(11)	(231)	315	(751)

Net Increase (Decrease)	(150)	(1,401)	2,256	935	1,699	11	785	298	2,267

Present Value at December 31	8,496	8,646	10,047	2,999	2,064	365	11,495	10,710	10,412

(1)	The schedules above are calculated using year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2011, 2012, and 2013. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.